Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax Kai Haakon E. Liekefett +1 (212) 839-8744 kliekefett@sidley.com AMERICA ASIA PACIFIC EUROPE

December 18, 2018

Via EDGAR, Email and FedEx

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Luby’s Inc.
PREC14A filed on December 12, 2018
DEFA14A filed November 30, 2018
File No. 1-08308

Dear Ms. Chalk:

On behalf of our client, Luby’s, Inc. (the “Company,” “we,” “us” or “our”), set forth below are responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2018, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on December 12, 2018 and the additional definitive soliciting material filed with the Commission on November 30, 2018.

Concurrently with the submission of this letter, we have publicly filed a Revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) on Schedule 14A.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

1.
While it appears that Bandera may have initially indicated to you that it would nominate six director candidates, as you are aware, its proxy statement filed the day before yours contains only four nominees. Please revise throughout your proxy statement to avoid creating the impression, as in your current materials, that Bandera is seeking majority control of the Board. While we note that you disclose on page 13 of the proxy statement that Bandera’s proxy statement includes only four nominees, the repeated references to six nominees throughout your materials is likely to mislead shareholders into the impression that Bandera is currently soliciting on behalf of six nominees.

United States Securities and Exchange Commission
Division of Corporation Finance
December 18, 2018

Response:

We acknowledge the Staff’s comment and respectfully note that the Company has amended its disclosure in the Revised Preliminary Proxy Statement on pages [2], [3], [6], [9] and [20] to clarify that Bandera “has filed proxy materials soliciting proxies for the election of four director nominees at the annual meeting.” In addition, we respectfully note to the Commission that Bandera has yet to formally withdraw the director nomination notice in respect of Mr. Brog and Mr. Wright and that, legally, nothing would stop Bandera from changing their mind and soliciting for all six nominees.  Therefore, we believe it is the Company’s legal obligation to disclose to shareholders that a notice for a control slate has been submitted and it has not been withdrawn, even if the current preliminary proxy statement of Bandera implies a solicitation for only for four director candidates

2.
State the reason for the Company’s decision to enter into a Voting Agreement with each existing director of the Company on November 29, 2018 and describe any potential impact on this contested solicitation. Your revised disclosure should also state the percentage of the Company’s outstanding shares that are subject to the Voting Agreement.

Response:

We respectfully acknowledge the Staff’s comment and note that in response the Company has provided additional disclosure in the Revised Preliminary Proxy Statement on page [47]. Such disclosure provides that “[e]ach of the directors entered into the Voting Agreement in their capacity as shareholders of the Company to demonstrate their support for the Board. The impact of the Voting Agreement on this contested solicitation is that shareholders representing [37.13]% of the Common Stock have agreed to vote at the Annual Meeting in accordance with the Board's recommendations as described in this Proxy Statement.”

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Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.
Very truly yours,
/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekef